UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NATIONAL COMMERCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63546L102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 63546L102	Page 2 of 8
No.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NBC Holdings, LLC 35-2338112
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 565,895*
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 565,895*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,895*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON* PN

FOOTNOTES

*See Item 4 Below

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ATB Management, LLC 20-8219467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 565,895*
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 565,895*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,895*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON* PN

FOOTNOTES

*See Item 4 Below

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth H. Polk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 565,895*
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 565,895*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,895*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON* IN

FOOTNOTES

*See Item 4 Below

Item 1.

(a)	Name of Issuer:
National Commerce Corporation

(b)	Address of Issuer's Principal Executive Offices
813 Shades Creek Parkway, Suite 100
Birmingham, AL 35209

Item 2.

(a)	Name of Person Filing:

NBC Holdings, LLC
ATB Management, LLC
Kenneth H. Polk

(b)	Address of Principal Business Office or, if none, Residence:

NBC Holdings, LLC
2000 Morris Avenue, Suite 1200
Birmingham, AL 35203

ATB Management, LLC
2000 Morris Avenue, Suite 1200
Birmingham, AL 35203

Kenneth H. Polk
2000 Morris Avenue, Suite 1200
Birmingham, AL 35203

(c)	Citizenship:

NBC Holdings, LLC- Alabama
ATB Management, LLC- Alabama
Kenneth H. Polk- United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

63546L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15. U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 565,895 shares*

(b)	Percent of class: 7.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: Inapplicable

(ii)	Shared power to vote or to direct the vote: 565,895 shares*

(iii)	Sole power to dispose or to direct the disposition of: Inapplicable

(iv)	Shared power to dispose or to direct the disposition of: 565,895 shares*

*Shares reported herein are held by NBC Holdings, LLC, which is managed by ATB Management, LLC, its manager. Kenneth H. Polk is the sole member of ATB Management, LLC and a member of NBC Holdings, LLC, holding less than five percent (5%) ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

Inapplicable

Exhibits

99.1 Joint Filing Agreement by and between Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2015

NBC Holdings, LLC

By: ATB Management, LLC, its Manager

By:	/s/ Kenneth H. Polk
Name: Kenneth H. Polk
Title: Sole Member

ATB Management, LLC

By:	/s/ Kenneth H. Polk
Name: Kenneth H. Polk
Title: Sole Member

/s/ Kenneth H. Polk
Kenneth H. Polk, Individually

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)